Filed by Southeastern Bank Financial Corporation

under Rule 425 under the

Securities Act of 1933 and

deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Southeastern Bank Financial Corporation

SEC File No.: 000-24172

June 17, 2016

[The following email was sent to all employees of Southeastern Bank Financial Corporation and its subsidiary, Georgia Bank & Trust Company of Augusta, on June 17, 2016]

We were excited yesterday in our Staff Meeting to announce that our Board has signed an agreement to merge with South State Bank. It is an exciting time for our Bank and we believe South State will be a great partner for our customers, employees and shareholders. We know you have a lot of questions, and while we can't anticipate everything on your mind, we want to begin by offering the attached materials. Beginning next week, representatives from South State along with GB&T/SB&T executives will travel to every branch to meet with employees, make introductions and answer any questions you may have. You are the heart of our Bank and our success, and we will do everything possible in the coming days to address your questions, along with those of our customers and shareholders. The most important thing for you to know at this time is that we will continue to operate GB&T/SB&T with "business as usual" until closing which is expected to take place in the first quarter of 2017. We are confident that combining our two organizations will create an even stronger community bank. We thank you for your dedication and we ask for your support as we move ahead with the merger. This will be an exciting and new period for our Bank. Your talents and our unique culture are what built this Bank, and you can take great pride in what we have achieved. The fact that we have merged with another highly successful community bank is a testament to the quality and success of our Bank. During days ahead, please do not hesitate to share your insights and suggestions as we move forward.

Dan and Ron

Employee Q&A

What does this mean for our branches?
It means business as usual. All 12 branches will remain open.

Who is South State Bank?

South State is a melting pot of community banks in the Carolinas and GA. Founded in 1933, South State has been providing financial services to meet the needs of its customers for over 80 years. Much like us, South State values relationships and believes in doing the right thing for our employees and customers. South State is also committed to the communities they serve and will continue to be actively engaged in the community.

Why combine the two banks?

The opportunities to combine two organizations that are culturally similar and have very similar business models made a lot of sense. Combining the assets of the two banks strengthens the two companies, provides a much greater geographic reach and increases our overall ability to support our customers.

What banking services do they offer?

South State provides the same four lines of business – retail, commercial, mortgage and wealth management and operate the same Mortgage and Wealth Platforms.

What do we need to do today?

Continue to serve your customers and do the job you do each and every day. A lot of decisions will be made over the next couple of months and we will communicate with you as soon as we can. For now, it is business as usual. Our leadership will continue to be a part of this organization and lead through this transition over the next couple of years. Dan and Ron are committed to this company and the opportunity this creates for our customers and shareholders. In addition, Jay and Frank will continue to lead the Augusta and Aiken markets.

When will the systems conversion take place?

For now, it is business as usual. Pending regulatory and shareholder approval, the transition to South State Bank is expected to take place in the first quarter of 2017. We are committed to making this a smooth transition and will continue to communicate with you throughout the process.

What communication will the customers receive?
The primary communication should come from you and for now, it is simply business as usual. As the system conversion gets closer in early 2017, we’ll start communicating to our customers. We’ll keep you informed as these plans are developed.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward looking statements. South State Corporation (“SSB”) cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between SSB and Southeastern Bank Financial Corporation (“SBFC”); the outcome of any legal proceedings that may be instituted against SSB or SBFC; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where SSB and SBFC do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; SSB’s ability to complete the acquisition and integration of SBFC successfully; credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; liquidity risk affecting the bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; terrorist activities risk that results in loss of consumer confidence and economic disruptions; cybersecurity risk related to SSB’s dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, subjects the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting changes in the credit markets, greater than expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of SSB and SBFC. Additional factors that could cause results to differ materially from those described above can be found in SSB’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of SSB’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents SSB files with the SEC, and in SBFC’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and in other documents SBFC files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SSB nor SBFC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between SSB and SBFC, SSB will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of SSB and SBFC and a Prospectus of SSB, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving SSB and SBFC will be submitted to SBFC’s shareholders and SSB’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SSB AND SHAREHOLDERS OF SBFC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SSB and SBFC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Southeastern Bank Financial Corporation, 4487 Columbia Road, Martinez, Georgia 30907, Attention: Darrell R. Rains, Executive Vice President and Chief Financial Officer, (706) 738-1378.

Participants in THE Solicitation

SSB, SBFC, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SSB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 4, 2016, and certain of its Current Reports on Form 8-K. Information regarding SBFC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 30, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.